Exhibit 99

June 24, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

In continuation to earlier intimations made in this regard, we wish to inform you that the price band for the Initial Public Offering (“IPO”) of equity shares of HDB Financial Services Limited (HDBFS) has been fixed at Rs. 700 to Rs. 740 per equity share of face value of Rs. 10 each. Consequently, the minimum bid lot for the IPO has been fixed at 20 equity shares and applications may be made in multiples of 20 thereafter.

In connection with the aforesaid, please also note that the Board of Directors of the Bank at its meeting held on June 19, 2025, granted its approval for transfer of the requisite number of equity shares of face value of Rs. 10 each of HDBFS held by the Bank, as part of Offer for Sale in relation to the IPO. The said shares have, accordingly, been transferred on June 19, 2025, to the escrow account opened by HDBFS.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Group Head – Secretarial & Group Oversight